FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED
OCT 31 2003
PROCESSING SECTION
WASH DC

Bear Stearns Asset Backed Securities Inc.
Exact Name of Registrant as Specified in Charter

0000946812
Registrant CIK Number

Form 8-K, October 30, 2003, Series 2003-AC6

333-91334

Name of Person Filing the Document
(If Other than the Registrant)

03036265

PROCESSED
NOV 03 2003
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: October 30, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

FASTrader

BSABS-03AC6 A1 (AAA)

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario			1	2	3	4	5
Prepay			**0% CPR**	**BSABS-03AC6/P50 ACPR**	**BSABS-03AC6/P100 ACPR**	**BSABS-03AC6/P150 ACPR**	**BSABS-03AC6/P200 ACPR**
Avg. Life			**17.610588**	**8.484522**	**5.070293**	**3.478116**	**2.604746**
Prin Start Date			**11/25/03**	**11/25/03**	**11/25/03**	**11/25/03**	**11/25/03**
Prin End Date			**11/25/31**	**8/25/28**	**2/25/23**	**12/25/17**	**9/25/14**
CF Start Date			**11/25/03**	**11/25/03**	**11/25/03**	**11/25/03**	**11/25/03**
CF End Date			**11/25/31**	**8/25/28**	**2/25/23**	**12/25/17**	**9/25/14**
Initial Cpn							
Price	**100: 4**	**Yield**	5.432496	5.309588	5.235487	5.198835	5.157467
		Mod. Duration	10.58	6.08	4.04	2.94	2.29
Price	**100: 8**	**Yield**	5.420764	5.289165	5.204730	5.156664	5.103169
		Mod. Duration	10.59	6.09	4.04	2.95	2.29
Price	**100:12**	**Yield**	5.409054	5.268789	5.174046	5.114596	5.049001
		Mod. Duration	10.60	6.09	4.05	2.95	2.29
Price	**100:16**	**Yield**	5.397367	5.248458	5.143435	5.072627	4.994965
		Mod. Duration	10.61	6.10	4.05	2.95	2.29
Price	**100:20**	**Yield**	5.385702	5.228172	5.112896	5.030759	4.941058
		Mod. Duration	10.61	6.10	4.05	2.96	2.30
Price	**100:24**	**Yield**	5.374059	5.207932	5.082428	4.988991	4.887282
		Mod. Duration	10.62	6.11	4.06	2.96	2.30
Price	**100:28**	**Yield**	5.362438	5.187737	5.052033	4.947323	4.833634
		Mod. Duration	10.63	6.12	4.06	2.96	2.30

Vector Name	Vector Description
BSABS-03AC6/P100	**SEE ATTACHED**
BSABS-03AC6/P150	**SEE ATTACHED**
BSABS-03AC6/P200	**SEE ATTACHED**
BSABS-03AC6/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-03AC6 A1 (AAA)	100.00	60,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader

BSABS-03AC6 A1 (AAA)

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario		1	2	3	4	5
Prepay		0% CPR	BSABS-03AC6/P50 ACPR	BSABS-03AC6/P100 ACPR	BSABS-03AC6/P150 ACPR	BSABS-03AC6/P200 ACPR
Avg. Life		17.610588	8.484522	5.070293	3.478116	2.604746
Prin Start Date		11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
Prin End Date		11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
CF Start Date		11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
CF End Date		11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
Initial Cpn						
Price 100: 5	Yield	5.429561	5.304478	5.227791	5.188283	5.143880
	Mod. Duration	10.59	6.08	4.04	2.94	2.29
Price 100: 9	Yield	5.417834	5.284067	5.197053	5.146138	5.089615
	Mod. Duration	10.59	6.09	4.04	2.95	2.29
Price 100:13	Yield	5.406130	5.263702	5.166387	5.104094	5.035480
	Mod. Duration	10.60	6.09	4.05	2.95	2.29
Price 100:17	Yield	5.394449	5.243382	5.135793	5.062151	4.981476
	Mod. Duration	10.61	6.10	4.05	2.96	2.30
Price 100:21	Yield	5.382789	5.223108	5.105272	5.020308	4.927602
	Mod. Duration	10.62	6.11	4.06	2.96	2.30
Price 100:25	Yield	5.371152	5.202879	5.074823	4.978565	4.873858
	Mod. Duration	10.62	6.11	4.06	2.96	2.30
Price 100:29	Yield	5.359537	5.182696	5.044445	4.936921	4.820242
	Mod. Duration	10.63	6.12	4.07	2.97	2.30

Vector Name	Vector Description
BSABS-03AC6/P100	**SEE ATTACHED**
BSABS-03AC6/P150	**SEE ATTACHED**
BSABS-03AC6/P200	**SEE ATTACHED**
BSABS-03AC6/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-03AC6 A1 (AAA)	100.00	60,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader

BSABS-03AC6 BA (BA)

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

	Scenario	1	2	3	4	5
	1M_LIB	1.12000	1.12000	1.12000	1.12000	1.12000
	Prepay	0% CPR	BSABS-03AC6/P50 ACPR	BSABS-03AC6/P100 ACPR	BSABS-03AC6/P150 ACPR	BSABS-03AC6/P200 ACPR
	Avg. Life	12.748482	3.998557	2.222024	1.539795	1.181318
	Prin Start Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
	Prin End Date	1/25/25	10/25/12	9/25/08	2/25/07	4/25/06
	CF Start Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
	CF End Date	1/25/25	10/25/12	9/25/08	2/25/07	4/25/06
	Initial Cpn					
Price 99:20	Yield	4.342946	3.960221	4.035472	4.111186	4.186079
	Discount Margin	312.29	275.30	282.70	290.08	297.38
	Mod. Duration	9.48	3.53	2.06	1.45	1.12
	Euro$ Fut CF Spread					
Price 99:24	Yield	4.329720	3.924762	3.974542	4.024834	4.074576
	Discount Margin	311.01	271.86	276.79	281.71	286.57
	Mod. Duration	9.48	3.54	2.06	1.45	1.13
	Euro$ Fut CF Spread					
Price 99:28	Yield	4.316517	3.889374	3.913738	3.938666	3.963319
	Discount Margin	309.74	268.43	270.89	273.35	275.78
	Mod. Duration	9.49	3.54	2.06	1.45	1.13
	Euro$ Fut CF Spread					
Price 100: 0	Yield	4.303339	3.854057	3.853058	3.852681	3.852308
	Discount Margin	308.46	265.00	265.00	265.00	265.00
	Mod. Duration	9.49	3.54	2.06	1.46	1.13
	Euro$ Fut CF Spread					
Price 100: 4	Yield	4.290184	3.818811	3.792502	3.766878	3.741541
	Discount Margin	307.19	261.58	259.12	256.67	254.24
	Mod. Duration	9.50	3.55	2.06	1.46	1.13
	Euro$ Fut CF Spread					
Price 100: 8	Yield	4.277052	3.783634	3.732071	3.681257	3.631019
	Discount Margin	305.91	258.16	253.25	248.35	243.51
	Mod. Duration	9.50	3.55	2.07	1.46	1.13
	Euro$ Fut CF Spread					

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader
BSABS-03AC6 BA (BA)

Results

Scenario			1	2	3	4	5
1M_LIB			1.12000	1.12000	1.12000	1.12000	1.12000
Prepay			0% CPR	BSABS-03AC6/P50 ACPR	BSABS-03AC6/P100 ACPR	BSABS-03AC6/P150 ACPR	BSABS-03AC6/P200 ACPR
Avg. Life			12.748482	3.998557	2.222024	1.539795	1.181318
Prin Start Date			11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
Prin End Date			1/25/25	10/25/12	9/25/08	2/25/07	4/25/06
CF Start Date			11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
CF End Date			1/25/25	10/25/12	9/25/08	2/25/07	4/25/06
Initial Cpn							
Price	100:12	Yield	4.263944	3.748528	3.671763	3.595817	3.520738
		Discount Margin	304.64	254.76	247.39	240.05	232.79
		Mod. Duration	9.51	3.55	2.07	1.46	1.13
		Euro$ Fut CF Spread					

Vector Name	Vector Description
BSABS-03AC6/P100	**SEE ATTACHED**
BSABS-03AC6/P150	**SEE ATTACHED**
BSABS-03AC6/P200	**SEE ATTACHED**
BSABS-03AC6/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-03AC6 BA (BA)	100.00	5,949,579.80

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader
BSABS-03AC6 M1 (M1)

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

Scenario			1	2	3	4	5
Prepay			0% CPR	BSABS-03AC6/P50 ACPR	BSABS-03AC6/P100 ACPR	BSABS-03AC6/P150 ACPR	BSABS-03AC6/P200 ACPR
Avg. Life			17.610588	8.484522	5.070293	3.478116	2.604746
Prin Start Date			11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
Prin End Date			11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
CF Start Date			11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
CF End Date			11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
Initial Cpn							
Price	99:19	Yield	5.618198	5.532532	5.502284	5.513691	5.523367
		Mod. Duration	10.44	6.01	4.00	2.92	2.27
Price	99:23	Yield	5.606236	5.511754	5.471047	5.470916	5.468331
		Mod. Duration	10.44	6.01	4.00	2.92	2.27
Price	99:27	Yield	5.594297	5.491023	5.439885	5.428245	5.413430
		Mod. Duration	10.45	6.02	4.00	2.92	2.27
Price	99:31	Yield	5.582381	5.470339	5.408796	5.385676	5.358662
		Mod. Duration	10.46	6.02	4.01	2.93	2.28
Price	100: 3	Yield	5.570488	5.449701	5.377782	5.343209	5.304026
		Mod. Duration	10.46	6.03	4.01	2.93	2.28
Price	100: 7	Yield	5.558617	5.429111	5.346841	5.300845	5.249524
		Mod. Duration	10.47	6.04	4.02	2.93	2.28
Price	100:11	Yield	5.546770	5.408566	5.315974	5.258582	5.195153
		Mod. Duration	10.48	6.04	4.02	2.94	2.28

Vector Name	Vector Description
BSABS-03AC6/P100	**SEE ATTACHED**
BSABS-03AC6/P150	**SEE ATTACHED**
BSABS-03AC6/P200	**SEE ATTACHED**
BSABS-03AC6/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-03AC6 M1 (M1)	100.00	27,857,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader

BSABS-03AC6 M2 (M2)

Settlement Date: 10/31/2003 Valuation Date: 10/30/2003 Yield Curve: USD Swap

Results

	Scenario	1	2	3	4	5
	1M_LIB	1.12000	1.12000	1.12000	1.12000	1.12000
	Prepay	0% CPR	BSABS-03AC6/P50 ACPR	BSABS-03AC6/P100 ACPR	BSABS-03AC6/P150 ACPR	BSABS-03AC6/P200 ACPR
	Avg. Life	17.610588	8.484522	5.070293	3.478116	2.604746
	Prin Start Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
	Prin End Date	11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
	CF Start Date	11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
	CF End Date	11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
	Initial Cpn					
Price 99:20	Yield	3.257247	3.080114	3.027538	3.074248	3.120547
	Discount Margin	206.92	189.72	184.63	189.21	193.75
	Mod. Duration	13.05	7.02	4.46	3.16	2.42
	Euro$ Fut CF Spread					
Price 99:24	Yield	3.247640	3.062265	2.999417	3.034621	3.068667
	Discount Margin	205.99	187.98	181.89	185.35	188.70
	Mod. Duration	13.06	7.03	4.46	3.17	2.42
	Euro$ Fut CF Spread					
Price 99:28	Yield	3.238050	3.044455	2.971362	2.995088	3.016913
	Discount Margin	205.06	186.24	179.16	181.50	183.66
	Mod. Duration	13.06	7.03	4.47	3.17	2.42
	Euro$ Fut CF Spread					
Price 100: 0	Yield	3.228477	3.026684	2.943372	2.955650	2.965283
	Discount Margin	204.12	184.51	176.43	177.66	178.63
	Mod. Duration	13.07	7.04	4.47	3.17	2.42
	Euro$ Fut CF Spread					
Price 100: 4	Yield	3.218921	3.008951	2.915448	2.916305	2.913777
	Discount Margin	203.19	182.79	173.71	173.83	173.61
	Mod. Duration	13.08	7.05	4.48	3.18	2.43
	Euro$ Fut CF Spread					
Price 100: 8	Yield	3.209381	2.991257	2.887588	2.877053	2.862395
	Discount Margin	202.27	181.06	171.00	170.00	168.60
	Mod. Duration	13.08	7.05	4.48	3.18	2.43
	Euro$ Fut CF Spread					

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader

BSABS-03AC6 M2 (M2)

Results

Scenario		1	2	3	4	5
1M_LIB		1.12000	1.12000	1.12000	1.12000	1.12000
Prepay		0% CPR	BSABS-03AC6/P50 ACPR	BSABS-03AC6/P100 ACPR	BSABS-03AC6/P150 ACPR	BSABS-03AC6/P200 ACPR
Avg. Life		17.610588	8.484522	5.070293	3.478116	2.604746
Prin Start Date		11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
Prin End Date		11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
CF Start Date		11/25/03	11/25/03	11/25/03	11/25/03	11/25/03
CF End Date		11/25/31	8/25/28	2/25/23	12/25/17	9/25/14
Initial Cpn						
Price 100:12	Yield	3.199858	2.973601	2.859793	2.837895	2.811135
	Discount Margin	201.34	179.35	168.29	166.19	163.61
	Mod. Duration	13.09	7.06	4.49	3.18	2.43
	Euro$ Fut CF Spread					

Vector Name	Vector Description
BSABS-03AC6/P100	**SEE ATTACHED**
BSABS-03AC6/P150	**SEE ATTACHED**
BSABS-03AC6/P200	**SEE ATTACHED**
BSABS-03AC6/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-03AC6 M2 (M2)	100.00	23,877,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.